Exhibit 99.1

Buenos Aires September 4th, 2020
IRSA Propiedades Comerciales S.A.
Moreno 877, 22nd Floor
(C10191AAQ)
Buenos Aires, Argentina

CONSENT OF INDEPENDENT APPRAISER

Newmark Grubb Knight Frank (“NGKF”) hereby consents to the reference to NGFK’s name, valuation methodologies, assumptions and value conclusions for accounting purposes, with respect to its appraisal reports addressed and previously delivered to the board of directors of IRSA Propiedads Comerciales S.A. (the “Company”), in the Company’s Annual Report on Form 20-F (together with any amendments thereto, the “Annual Report”) to be filed with the U.S. Securities and Exchange Commission. NGKF also hereby consents to the filing of this letter as an exhibit to the Annual Report.

NEWMARK GRUBB KNIGHT
FRANK

By:	/s/ Domingo Speranza
Name: Domingo Speranza Title: CEO – Executive Director